WOODSIDE

17 January 2006


06010532

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchange on 17 January 2006.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000. Facsimile: (08) 9325 8178.

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 17 JANUARY 2006
10:15AM (WST)


WOODSIDE

MEDIA
PETER KERMODE
W: + 61 8 9348 1195
M: + 61 411 209 459
E: peter.kermode@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

Mauritania Offshore Drilling Update

Woodside Petroleum Ltd. reports the following activity by its wholly-owned subsidiaries Woodside Mauritania Pty. Ltd. and WEL Mauritania B.V. offshore Mauritania since the last report issued on 10 January 2006.

PSC Area C, Block 6: Zoulé-1 Exploration Well

Analysis of wireline logs and other data indicated that no significant hydrocarbons were encountered in the Zoulé-1 exploration well. The well was plugged and abandoned by the *'Stena Tay'* drill rig on 13 January 2006. The rig then moved to the Doré-1 exploration well location in PSC Area B.

PSC Area B: Doré-1 Exploration Well

The Doré-1 exploration well was spudded on 16 January 2006. The well is located approximately 19 kilometres east of the Tiof oil discovery in a water depth of 387 metres. At midnight the well had reached a depth of 472 metres. Doré-1 has a planned total depth of approximately 2,388 metres.

Following the Doré-1 well, the '*Stena Tay*' will be released from Mauritania. The '*Atwood Hunter*' drill rig has been contracted for drilling campaigns in Mauritania in 2006 and 2007 and is due to arrive in Mauritania in the second quarter of 2006.

General

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of planned exploration wells and the Chinguetti Oil Field are shown on the attached map.

Participating Interests in the Chinguetti Joint Venture and relevant PSC areas are:

Company	Chinguetti Joint Venture	PSC-A	PSC-B	PSC-C, Block 6
Woodside group companies (Operator)	47.38448%	53.846%	53.846%	37.578%
Hardman group companies	19.00800%	24.3%	21.6%	22.422%
Société Mauritanienne des Hydrocarbures [formerly GPC]	12.00000%	--	--	--
BG group companies	10.23440%	13.084%	11.63%	--
Premier group companies	8.12328%	--	9.231%	--
ROC Oil group companies	3.24984%	4.155%	3.693%	5.0%
Fusion group companies	--	4.615%	--	--
Petronas Carigali Overseas Sdn Bhd	--	--	--	35.0%


MAURITANIA PSC BLOCK 7
Location Map
MAURITANIA PSC AREA C6
Doré-1
MAURITANIA PSC AREA B
Nouakchott
Chinguetti Joint Venture
Tevet
Banda
Chinguetti Field
Chinguetti Exploitation Perimeter
Colin
Mauritania
MAURITANIA PSC AREA A
MAURITANIA PSC AREA C2
N
W
E
S
0
50
kilometres
Scale

LOCATION OF WOODSIDE-INTEREST WELLS, DISCOVERIES AND PLANNED EXPLORATION WELLS

WOODSIDE